As filed with the Securities and Exchange Commission on July 16, 2024

File No. 333-276359

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____

Post-Effective Amendment No. 1

__________________________________

AB ACTIVE ETFs, inc.

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, New York, New York 10105

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code:
(800) 221-5672

__________________________________

NANCY E. HAY

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

(Name and address of agent for service)

Copies of Communications to:

Paul M. Miller

Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

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EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-276359) consists of the following:

Cover Sheet

Contents of the Registration Statement

1.	Part A—The definitive Information Statement/Prospectus as filed on March 4, 2024 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
2.	Part B—The definitive Statement of Additional Information as filed on March 4, 2024 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
3.	Part C—Other Information.

Signature Page

Exhibits—The filing is being made solely for the purpose of adding Exhibits 12(a), 12(b) and 12(c) to Registrant’s Registration Statement on Form N-14 (File No. 333-276359).

PART C

OTHER INFORMATION

ITEM 15.	Indemnification.

It is the Registrant’s policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland, which is incorporated by reference herein, and as set forth in Article EIGHTH of Registrant’s Articles of Amendment and Restatement of Articles of Incorporation filed as Exhibit (a), Article IX of the Registrant’s Amended and Restated By-laws filed as Exhibit (b) and Section 6 of the Distribution Services Agreement filed as Exhibit (e), as set forth below. The Adviser’s liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Investment Advisory Contract filed as Exhibit (d), as set forth below.

The liability of the Registrant’s directors and officers is dealt with in Article EIGHTH of Registrant’s Articles of Amendment and Restatement of Articles of Incorporation, as set forth below.

ARTICLE EIGHTH OF THE REGISTRANT’S ARTICLES OF AMENDMENT AND RESTATEMENT OF ARTICLES OF INCORPORATION READS AS FOLLOWS:

(1)       To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

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(2)       The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, limited liability company or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

(3)       The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

(4)       Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

ARTICLE IX OF THE REGISTRANT’S AMENDED AND RESTATED BYLAWS READS AS FOLLOWS:

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The rights to indemnification and advance of expenses provided by the Charter and these Bylaws shall vest immediately upon election of a director or officer. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

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Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Investment Advisory Contract between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreement for any mistake of judgment or in any event whatsoever, except for lack of good faith, and that nothing therein shall be deemed to protect, or purport to protect, AllianceBernstein L.P. against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of its reckless disregard of its obligations and duties thereunder.

The Distribution Services Agreement between the Registrant and Foreside Fund Services, LLC (the “Distributor”) provides that the Registrant agrees to indemnify and hold harmless the Distributor, its affiliates and each of their respective directors, officers and employees and agents and any person who controls the Distributor within the meaning of Section 15 of the Securities Act of 1933, as amended (the “1933 Act”) (any of the Distributor, its officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Distributor Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) (“Losses”) that a Distributor Indemnitee may incur arising out of or based upon: (i) Distributor serving as distributor for the Registrant pursuant to the Distribution Services Agreement; (ii) the allegation of any wrongful act of the Registrant or any of its directors, officers, employees or affiliates in connection with its duties and responsibilities in the Distribution Services Agreement; (iii) any claim that the Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder reports, Marketing Materials and advertisements specifically approved by the Registrant and Investment Adviser or other information filed or made public by the Registrant (as from time to time amended) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein (and in the case of the Prospectus, Statement of Additional Information and product description, in light of the circumstances under which they were made) not misleading under the 1933 Act, or any other statute or the common law, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Registrant, in writing, by the Distributor for use in such Registration Statement, Prospectus, Statement of Additional Information, product description, shareholder report, Marketing Materials or advertisement; (iv) the breach by the Registrant of any obligation, representation or warranty contained in the Distribution Services Agreement; or (v) the Registrant’s failure to comply in any material respect with applicable securities laws. The Distributor shall act in good faith and in a commercially reasonable manner to mitigate any Losses it may suffer.

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In no case (i) is the indemnification provided by an indemnifying party to be deemed to protect against any liability the indemnified party would otherwise be subject to by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the Distribution Services Agreement, or (ii) is the indemnifying party to be liable under Section 6 of the Distribution Services Agreement with respect to any claim made against any indemnified party unless the indemnified party notifies the indemnifying party in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim shall have been served upon the indemnified party (or after the indemnified party shall have received notice of service on any designated agent).

The foregoing summaries are qualified by the entire text of Registrant’s articles of Restatement of Articles of Incorporation, Amended and Restated By-Laws, the Investment Advisory Contract between the Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between the Registrant and Foreside Fund Services, LLC.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (“SEC”), such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment adviser and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the “indemnitee”) was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”) or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither “interested persons” of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (“disinterested, non-party directors”), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

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The Registrant participates in a joint director’s liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser’s liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

The independent directors and the interested advisory director (each an “Indemnitee”) have entered into an indemnification agreement with the Registrant under which the Registrant has agreed to indemnify each Indemnitee against any covered expense and covered liability reasonably incurred by the Indemnitee in connection with any covered proceeding arising as a result of the Indemnitee’s service to the Registrant, to the fullest extent permitted by law. In addition, the indemnification agreement adopts certain presumptions and procedures that may make the indemnification process and advancement of expenses more efficient.

ITEM 16.	Exhibits
(1)	(a) Articles of Amendment and Restatement of the Articles of Incorporation of the Registrant dated May 4, 2022 and filed May 5, 2022 – Incorporated by reference to Exhibit (a) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on May 10, 2022.
(b) Articles of Amendment to the Articles of Incorporation of the Registrant dated August 2, 2022 and filed August 4, 2022 – Incorporated by reference to Exhibit (a)(2) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(c) Articles Supplementary to the Articles of Incorporation of the Registrant dated November 3, 2022 and filed November 4, 2022 – Incorporated by reference to Exhibit (a)(3) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on November 7, 2022.

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(d) Articles Supplementary to the Articles of Incorporation of the Registrant dated December 16, 2022 and filed December 19, 2022 – Incorporated by reference to Exhibit (a)(4) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on December 22, 2022.
(e) Articles Supplementary to the Articles of Incorporation of the Registrant dated February 1, 2023 and filed February 2, 2023 – Incorporated by reference to Exhibit (a)(5) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on February 3, 2023.
(f) Articles Supplementary to the Articles of Incorporation of the Registrant dated August 2, 2023 and filed August 3, 2023 – Incorporated by reference to Exhibit (a)(6) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 7, 2023.
(g) Articles Supplementary to the Articles of Incorporation of the Registrant dated November 2, 2023 and filed November 3, 2023 – Incorporated by reference to Exhibit (a)(7) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on November 7, 2023.
(2)	Amended and Restated By-Laws of the Registrant – Incorporated by reference to Exhibit (b) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on May 10, 2022.
(3)	Voting Trust Agreements. – Not Applicable.
(4)	Form of Agreement and Plan of Acquisition and Termination – Incorporated by reference to Exhibit A to Part A of the Registration Statement on Form N-14 (File No. 333-276359), filed with the Securities and Exchange Commission on February 26, 2024.
(5)	Instruments defining the rights of holders of the securities being registered. – Not Applicable.
(6)	(a) Investment Advisory Contract between the Registrant and AllianceBernstein L.P. dated August 4, 2022, as amended November 3, 2022, March 15, 2023, May 9, 2023, September 11, 2023 and December 1, 2023 – Incorporated by reference to Exhibit (d)(1) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.

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(b) Form of Investment Advisory Contract between the Registrant and AllianceBernstein L.P., dated August 4, 2022, as amended November 3, 2022, March 15, 2023, May 9, 2023, September 11, 2023 and [_____], 2024 – Incorporated by reference to Exhibit (d)(2) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.
(7)	(a) Distribution Agreement between the Registrant and Foreside Fund Services, LLC dated August 1, 2022 – Incorporated by reference to Exhibit (e) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(b) Form of Amendment to Distribution Agreement between the Registrant and Foreside Fund Services, LLC, dated August 1, 2022, as amended [_____], 2024 – Incorporated by reference to Exhibit (e)(2) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.
(8)	Bonus, profit sharing, pension or other similar contracts or arrangements. – Not applicable.
(9)	(a) Custody Agreement between the Registrant and State Street Bank and Trust Company dated July 22, 2022 – Incorporated by reference to Exhibit (g)(1) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(b) Amendment to Custody Agreement between the Registrant and State Street Bank and Trust Company dated March 8, 2023 – Incorporated by reference to Exhibit (g)(2) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on March 30, 2023.
(c) Form of Amendment to Custody Agreement between the Registrant and State Street Bank and Trust Company dated July 22, 2022, as amended [_____], 2024 – Incorporated by reference to Exhibit (g)(3) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.
(10)	(a) Rule 12b-1 Distribution and Service Plan, dated August 5, 2022 – Incorporated by reference to Exhibit (m) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(b) Form of Amendment to Rule 12b-1 Distribution and Service Plan, dated August 5, 2022, as amended [____], 2024 – Incorporated by reference to Exhibit (m)(2) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.

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(11)	(a) Opinion and Consent of Seward & Kissel LLP with respect to AB International Low Volatility Equity ETF regarding the legality of securities being registered – Incorporated by reference to Exhibit (11)(a) to Registrant’s Registration Statement on Form N-14 (File No. 333-276359), filed with the Securities and Exchange Commission on January 3, 2024.
(b) Opinion and Consent of Seward & Kissel LLP with respect to AB Short Duration Income ETF regarding the legality of securities being registered – Incorporated by reference to Exhibit (11)(b) to Registrant’s Registration Statement on Form N-14 (File No. 333-276359), filed with the Securities and Exchange Commission on January 3, 2024.
(c) Opinion and Consent of Seward & Kissel LLP with respect to AB Short Duration High Yield ETF regarding the legality of securities being registered – Incorporated by reference to Exhibit (11)(c) to Registrant’s Registration Statement on Form N-14 (File No. 333-276359), filed with the Securities and Exchange Commission on January 3, 2024.
(12)	(a) Opinion and Consent of Seward & Kissel LLP with respect to AB International Low Volatility Equity ETF as to Tax matters – Filed herewith.
(b) Opinion and Consent of Seward & Kissel LLP with respect to AB Short Duration Income ETF as to Tax matters – Filed herewith.
(c) Opinion and Consent of Seward & Kissel LLP with respect to AB Short Duration High Yield ETF as to Tax matters – Filed herewith.
(13)	(a) Fund Administration Agreement between the Registrant and State Street Bank and Trust Company dated August 8, 2022 – Incorporated by reference to Exhibit (h)(1) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(b) Amendment to Fund Administration Agreement between the Registrant and State Street Bank and Trust Company dated March 8, 2023 – Incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on March 30, 2023.
(c) Form of Amendment to Fund Administration Agreement between the Registrant and State Street Bank and Trust Company dated August 8, 2022, as amended [_____], 2024 – Incorporated by reference to Exhibit (h)(3) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.

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(d) Form of Authorized Participant Agreement – Incorporated by reference to Exhibit (h)(2) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(e) Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated August 8, 2022 – Incorporated by reference to Exhibit (h)(3) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(f) Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated March 8, 2023 – Incorporated by reference to Exhibit (h)(6) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on March 30, 2023.
(g) Form of Amendment to Transfer Agency and Service Agreement between the Registrant and State Street Bank and Trust Company dated August 8, 2022, as amended [_____], 2024 – Incorporated by reference to Exhibit (h)(7) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on January 19, 2024.
(h) Form of Acquiring Fund of Funds Investment Agreement – Incorporated by reference to Exhibit (h)(4) to Registrant’s Registration Statement on Form N-1A (File Nos. 811-23799 and 333-264818), filed with the Securities and Exchange Commission on August 25, 2022.
(14)	Consent of Independent Registered Public Accounting Firm. – Incorporated by reference to Exhibit (14) to the Registration Statement on Form N-14 (File No. 333-276359), filed with the Securities and Exchange Commission on February 26, 2024.
(15)	Financial Statements omitted pursuant to Item 14(a)(1). – Not applicable.
(16)	Powers of Attorney for: Jorge A. Bermudez, Michael J. Downey, Onur Erzan, Nancy P. Jacklin, Jeanette W. Loeb, Carol C. McMullen, Garry L. Moody and Marshall C. Turner, Jr. – Incorporated by reference to Exhibit (16) to Registrant’s Registration Statement on Form N-14 (File No. 333-276359), filed with the Securities and Exchange Commission on January 3, 2024.
(17)	Additional Exhibits. – Not Applicable.

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ITEM 17.	Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York, on the 16th day of July, 2024.

AB ACTIVE ETFs, INC.

By:	/s/ Onur Erzan
Onur Erzan President

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed below by the following persons in the capacities and on the dates indicated:

	Signature	Title	Date

1)	Principal Executive Officer:

	/s/ Onur Erzan	President and	July 16, 2024
	Onur Erzan	Chief Executive Officer

2)	Principal Financial and Accounting Officer:

	/s/ Stephen M. Woetzel	Treasurer and	July 16, 2024
	Stephen M. Woetzel	Chief Financial Officer

3)	Directors:

Jorge A. Bermudez* Michael J. Downey* Onur Erzan* Nancy P. Jacklin* Jeanette W. Loeb* Carol C. McMullen* Garry L. Moody* Marshall C. Turner, Jr.*

*By:	/s/ Stephen J. Laffey		July 16, 2024
Stephen J. Laffey (Attorney-in-Fact)

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INDEX TO EXHIBITS

Exhibit No.	Description of Exhibits

(12)(a)	Opinion and Consent of Seward & Kissel LLP with respect to AB International Low Volatility Equity ETF as to Tax matters

(12)(b)	Opinion and Consent of Seward & Kissel LLP with respect to AB Short Duration Income ETF as to Tax matters

(12)(c)	Opinion and Consent of Seward & Kissel LLP with respect to AB Short Duration High Yield ETF as to Tax matters

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